

Building Lasting Value

BARNES GROUP INC. ANNUAL REPORT 2001

Barnes Group Inc.

(NYSE:B) is a diversified international manufacturer of precision metal parts and distributor of industrial supplies, serving a wide range of markets and customers. Founded in 1857 and headquartered in Bristol, Connecticut, Barnes Group consists of three businesses: Associated Spring, North America's largest manufacturer of precision mechanical and nitrogen gas springs; Barnes Aerospace, a manufacturer and repairer of highly engineered aircraft engine and airframe components and assemblies; and Barnes Distribution, an international distributor of maintenance, repair and operating supplies. More than 5,100 employees at over 50 locations worldwide contribute to Barnes Group's success.

Associated Spring

is the largest manufacturer of precision springs in North America and one of the largest precision spring manufacturers in the world. Associated Spring is equipped to produce virtually every type of precision spring, from fine hairsprings for electronics and instruments to large, heavy-duty springs for machinery. Nearly all of Associated Spring's products are highly engineered custom solutions. Order sizes range from a few units to several million. Products are made of various metals and are purchased primarily by durable goods manufacturers in industries such as farm equipment, telecommunications, medical devices, home appliances, electronics and transportation. Associated Spring also manufactures nitrogen gas springs and manifold systems used to precisely control stamping presses used in metal forming industries.

Through Associated Spring's ability to design and develop products, test physical products and materials, rapid-prototype and reduce manufacturing-cycle times, the Company provides complete engineering solutions, from concept to manufacturing.

Associated Spring owns a 45% interest in a joint venture corporation in the United States with NHK Spring Co., Ltd., of Japan. The joint venture, NHK-Associated Spring Suspension Components Inc. (NASCO), manufactures suspension springs at its facility in Bowling Green, Kentucky.

Barnes Aerospace

is a worldwide producer of precision machined and fabricated components and assemblies for original equipment manufacturer (OEM) turbine engine, airframe and industrial gas turbine builders, and provides jet engine component overhaul and repair services for many of the world's major commercial airlines. Barnes Aerospace products and services, which have earned a reputation for excellence throughout the international aerospace community, are sold primarily through Barnes Aerospace's sales employees.

Barnes Aerospace's machining operations, with facilities in Connecticut and Arizona, produce critical engine parts through processes such as electrical discharge machining, laser drilling, and multi-axis milling and turning. Barnes Aerospace's fabrication operations, located in Ohio, Michigan and Utah, specialize in hot and cold forming of complex parts made from titanium and other aerospace alloys. Additional capabilities include super-plastic forming and diffusion bonding, and machining of aluminum and other sheet metal products.

Barnes Aerospace's overhaul and repair facilities, located in Connecticut, Ohio and Singapore, specialize in the refurbishment of jet engine components such as cases, rotating air seals, honeycomb air seals and housings. Processes performed at these facilities include electron beam welding, plasma coating, vacuum brazing and water jet cleaning.

Barnes Distribution

is an industry leader in the distribution of maintenance, repair and operating (MRO) supplies. Since 1927, it has grown into one of the world's largest value-added MRO distributors and international logistics management service businesses. Barnes Distribution has four operating units: Bowman Distribution, Curtis Industries, Mechanics Choice and Raymond Distribution.

Bowman, Curtis and Mechanics Choice distribute a wide variety of replacement parts and other products, and provide related inventory management and logistics services. These products include fasteners, special purpose hardware, electrical supplies, hydraulics, chemicals and security products. Raymond distributes die and nitrogen gas springs and standard parts such as coil and flat springs, most of which are manufactured by Associated Spring. Aside from those made by Associated Spring, Barnes Distribution obtains its products from outside suppliers.

Using innovative methods and new technology to solve complex supply problems, Barnes Distribution becomes a critical partner in the operation and profitability of customers ranging from small automobile dealers and repair shops to the largest railroads, utilities, food processors, chemical producers and vehicle fleet operators. Barnes Distribution's products are sold in the United States, Canada, Mexico, the United Kingdom, Ireland, France, Asia and Brazil.





To Our Stockholders,

This past year, despite a rough economic environment for industrial companies and the uncertainty caused by the September 11th terrorist attacks, your Company was able to deliver a total return to our stockholders of over 25 percent. We're proud of this, as we significantly outperformed the total return of both the Standard & Poor's SmallCap 600 Index and the Russell 2000 Index. But while this was a positive short-term result, we haven't lost sight of our long-term objective: building lasting value by creating sustainable, profitable growth.

In cyclical businesses like those of Barnes Group, it's unlikely that we will generate short-term earnings growth every year. Nevertheless, through each phase of the economic cycle, our focus is on taking the right actions to ensure we are building lasting value for our stockholders. Last year, we approached building lasting value in three primary ways: adding strategic pieces to the Company, integrating those pieces smoothly and rapidly and investing for future growth.

Adding Strategic Pieces

Barnes Group is focused on adding strategic pieces to our Company by acquiring companies, manufacturing assets and technology that complement our three existing businesses. We completed two such acquisitions in 2001. In January, we purchased Euro Stock Springs & Components Limited (Euro Stock). Based in the U.K., Euro Stock distributes die and other standard springs to customers located primarily in Europe. We successfully integrated Euro Stock into Barnes Distribution's existing operations in the U.K., adding scale to our product offerings and a new distribution channel through Euro Stock's product catalog.

In December, we acquired certain assets of Forward Industries, L.L.C. (Forward) which designs and manufactures nitrogen gas springs. This acquisition helped secure a key brand for Associated Spring's nitrogen gas spring product line, and we have integrated the assets of Forward into our existing nitrogen gas spring plant in Ohio.

We welcomed two veteran business leaders to our Board of Directors, as G. Jackson Ratcliffe, Chairman of Hubbell Incorporated and Donald W. Griffin, Chairman of Olin Corporation, joined our Board in July and December, respectively. Jack and Don are excellent additions to our Board, bringing many years of experience running international, diversified manufacturing companies.

We also made an addition to our senior management team, as Lawrence W. O'Brien joined the Company in August as Vice President – Treasurer. Larry has amassed significant expertise in transactions, treasury management and capital markets over the past 20 years.

Smooth Integrations

We are careful, deliberate buyers of companies and manufacturing assets, but we also are quick to integrate what we purchase to avoid disruptions to our customers and to achieve the acquisition value drivers. In 2001, one of our key missions was to integrate, and realize the value drivers from, the two large acquisitions we completed in 2000. At Barnes Distribution, management's focus was on integrating the former Bowman Distribution and Curtis Industries units. This effort addressed many strategic issues — selecting the right number of products to be stocked at our distribution centers; eliminating a headquarters location; centralizing the customer service function; realigning the sales force management; reducing the cost of purchased goods





through a combined procurement effort; and, most importantly, reducing the number of distribution centers in the U.S. from 11 to four.

Barnes Aerospace management was similarly focused on integrating Kratz-Wilde Machine Company and Apex Manufacturing (Kratz-Wilde/ Apex) into its existing operations. Some unprofitable products were exited, while other production was transferred into and out of the acquired operations, optimizing machinery utilization and capitalizing on engineering skills across the Company. Barnes Aerospace also rapidly launched a new repair and overhaul facility in West Chester, Ohio, that had been dormant under Kratz-Wilde/ Apex's previous owner, raising to three the number of repair and overhaul facilities Barnes Aerospace currently operates.

As the team at Associated Spring was beginning the integration of Forward, it was also busy with planning for the closure of our Dallas, Texas plant. Closing Dallas was a difficult decision. But, after several years of unprofitability, it had become clear that the best solution for building lasting value was to transfer Dallas' production to other Associated Spring plants, better leveraging capacity utilization for the group as a whole.

Investing for Growth

Although much effort in 2001 was devoted to acquisitions and integration, it is impossible to build lasting value as a company through those efforts alone. We continued to invest in the sales, marketing and engineering functions throughout Barnes Group as a source of ongoing organic growth. For example, we moved Associated Spring's Product Development Center (PDC) from Connecticut to Michigan, where our national sales office is located. With sales, engineering and prototyping capabilities in the same facility, the PDC now offers rapid turnaround of potential new products for customers, further differentiating our operations from those of our competitors.


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We challenged each of our three businesses to develop new customers within their tried-and-true industries but also to find new customers in new markets. Much of this effort was made by our sales personnel, who greatly stepped up their level of targeted cold-calling, in-person visits and direct mail campaigns. Through these efforts, we entered 2002 with a long list of high-potential customers that will be a source of future growth as the economy gradually begins to improve.

Review of Operations and Outlook

Despite lower earnings in 2001, Barnes Group did achieve some noteworthy financial milestones. First, we had the highest revenues in the history of our Company, reflecting the acquisitions we completed in 2000 and strong organic growth at Barnes Aerospace. Second, we generated nearly $67 million in cash from operations in 2001. This improved cash flow facilitated our ability to repurchase more than 400,000 shares of our stock and increase our dividends paid to stockholders to $0.80 per share, the eighth consecutive year in which we've increased our paid dividends. Continued strong cash flow generation will be an important component of our acquisition funding in 2002 and beyond.

Barnes Aerospace had a truly outstanding year in 2001, with record revenues, operating profit, orders and year-end order backlog. The order backlog of nearly $160 million provides a solid short-term visibility for the business, but Barnes Aerospace's management is carefully planning for what will be a challenging year for commercial aerospace. They are also focusing on ramping up orders and sales of products for business and military jets and for industrial gas turbines, which collectively represent almost 40 percent of Barnes Aerospace's OEM work.

Associated Spring's management did an excellent job of managing through a sharp downturn in production in the telecommunications and transportation sectors, aggressively cutting controllable expenses, limiting capital expenditures and pushing hard for sales outside of the transportation industry. Despite a 15 percent drop in sales, Associated Spring's operating profit margin was seven percent, still an impressive result.

A sharp decline in industrial activity had a very negative impact on Barnes Distribution's profitability in 2001. However, management focused on the critical integration issues outlined above that are key to building lasting value in the business, and improved customer service and retention levels. In addition, a new field sales management structure for Barnes Distribution in the U.S. will greatly increase corporate and large account selling opportunities and direct more focus to high-impact marketing activities. While a significant upturn in Barnes Distribution's profitability is inextricably tied to the fate of the U.S. economy, the financial benefit from these strategic moves will be more fully realized in 2002.

In summary, 2001 presented us with a series of challenges, some that we've seen before in a cyclical economy, and some that were unprecedented. Through it all, each of our three businesses ended the year well positioned to capitalize on an economic upturn, and we are confident that Barnes Group as a whole has never been better positioned to build lasting value for you, our stockholders.

Thomas O. Barnes
Chairman of the Board

Edmund M. Carpenter
President and Chief Executive Officer

Inside

five-year operating results



Associated Spring

(Dollars in millions)	2001	2000	1999	1998	1997
Net sales	$ 279.2	$ 327.3	$ 282.6	$ 262.1	$ 259.0
Operating profit	19.4	44.0	33.5	23.2	24.5
Assets (average for the year)	258.8	267.1	210.4	156.4	154.5
Capital expenditures	8.7	14.2	9.8	18.3	18.3
Depreciation and amortization expense	16.8	17.8	16.5	15.3	14.3
Order backlog (at year-end)	40.0	57.7	55.7	45.1	53.9
Performance benchmarks:					
Operating profit margin	7.0%	13.5%	11.8%	8.8%	9.4%
Return on average assets	7.5%	16.5%	15.9%	14.8%	15.8%

Barnes Aerospace

(Dollars in millions)	2001	2000	1999	1998	1997
Net sales	$ 200.4	$ 135.1	$ 121.3	$ 154.6	$ 136.6
Operating profit	16.4	8.0	5.3	12.8	9.9
Assets (average for the year)	135.7	104.9	86.0	93.7	95.5
Capital expenditures	7.5	4.2	7.1	8.3	7.9
Depreciation and amortization expense	9.7	8.6	7.8	7.5	8.5
Order backlog (at year-end)	158.9	144.9	79.9	124.8	131.4
Performance benchmarks:					
Operating profit margin	8.2%	5.9%	4.4%	8.3%	7.2%
Return on average assets	12.1%	7.6%	6.1%	13.7%	10.4%

Barnes Distribution

(Dollars in millions)	2001	2000	1999	1998	1997
Net sales	$ 298.4	$ 291.1	$ 230.4	$ 246.9	$ 258.8
Operating profit	5.5	12.9	9.9	35.0	32.6
Assets (average for the year)	175.1	136.7	90.7	87.9	85.9
Capital expenditures	6.0	5.5	9.4	7.5	7.0
Depreciation and amortization expense	9.9	9.0	6.0	5.4	5.1
Performance benchmarks:					
Operating profit margin	1.8%	4.4%	4.3%	14.2%	12.6%
Return on average assets	3.1%	9.4%	11.0%	39.8%	38.0%



Our Business

Barnes Group is a diversified international manufacturer of precision metal parts and distributor of industrial supplies. The Company is comprised of three business segments. The Associated Spring segment is a manufacturer of precision mechanical and nitrogen gas springs for the electronics, telecommunications and transportation markets. The Barnes Aerospace segment supplies precision machined and fabricated components and assemblies for commercial and military aircraft and industrial gas turbines, as well as engine component overhaul and repair services in support of the global airline industry. The Barnes Distribution segment, formerly known as Bowman Distribution, is an international distributor of maintenance, repair and operating (MRO) supplies and a provider of logistics management services for industrial, heavy equipment and transportation maintenance markets. It also distributes close-tolerance engineered metal components manufactured principally by Associated Spring. Through these three businesses, Barnes Group helps its customers enhance their competitiveness and responsiveness by realizing the benefits of its manufacturing and logistics management capabilities.

Acquisitions

During the past three years, the Company acquired a number of businesses, which were accounted for using the purchase method. Accordingly, the results of operations of the acquired companies have been included in the consolidated results from their respective acquisition dates.

In August 1999, the Company purchased substantially all of the assets and liabilities of the nitrogen gas spring business of Teledyne Industries, Inc., for $92.2 million. This operation is a major supplier of nitrogen gas springs and manifold systems for the metal forming industries. The nitrogen gas spring business is included in the Associated Spring segment. This strategic acquisition provided Associated Spring with new spring technologies and allows it to continue to develop and expand products, markets and services.

In May 2000, the Company purchased substantially all of the assets and liabilities of Curtis Industries, Inc. (Curtis) for $63.4 million. Curtis, a distributor of MRO supplies and high-quality security products, was combined with Bowman Distribution to form Barnes Distribution. This business combination created a broader product offering, enhanced service capabilities, increased sales penetration and cost savings opportunities.

In September 2000, the Company purchased substantially all of the assets and liabilities of AVS/Kratz-Wilde Machine Company and Apex Manufacturing, Inc. (Kratz-Wilde/Apex) for $40.9 million. Kratz-Wilde/Apex fabricates and machines intricate aerospace components for jet engines and auxiliary power units. These businesses are included in the Barnes Aerospace segment. This acquisition augments Barnes Aerospace by extending product depth and customer penetration.

In January 2001, the Company acquired Euro Stock Springs & Components Limited (Euro Stock) for $0.7 million. Euro Stock distributes die and other standard springs through catalogs to customers located primarily in Europe. This business, which is included in the Barnes Distribution segment, expanded Barnes Distribution's presence in Europe and added a new sales channel through Euro Stock's catalog.

In November 2001, the Company acquired certain assets of Forward Industries, L.L.C., and its subsidiary Forward Industries, Ltd. for approximately $2.5 million. Forward Industries designs and manufactures nitrogen gas springs that are used in the appliance, automotive, heating and cooling, and electrical industries. This bolt-on acquisition, which helped secure a key brand, is being integrated with the Company's existing nitrogen gas spring business and is included in the Associated Spring segment.

On January 31, 2002, the Company announced it had signed an agreement to acquire substantially all of the manufacturing assets of Seeger-Orbis GmbH & Co. OHG of Germany from TransTechnology Corporation. The acquired business will expand both the product offerings and geographic scope of the Associated Spring segment. The acquisition is expected to close by the end of the first quarter of 2002. The purchase price of approximately $20 million will be financed with cash held by the Company outside the United States.

Results of Operations

Barnes Group reported record net sales of $769 million in 2001, an increase of $29 million, or 4%, over last year's net sales of $740 million. Net sales growth in 2001 reflected the sharp rise in sales at Barnes Aerospace and sales from the Company's recent acquisitions. This growth was partially offset by a decline in transportation- and telecommunications-related sales at Associated Spring and the adverse impact of weak economic conditions on Barnes Distribution's sales. The businesses acquired in 2000 and 2001 provided incremental sales of $61 million in 2001: $1 million to Associated Spring, $34 million to Barnes Aerospace and $26 million to Barnes Distribution. Geographically, domestic sales increased 8% year-over-year, while foreign sales fell 8%. In 2000, Barnes Group net sales were up $118 million, or 19%, over 1999, reflecting both acquisitions and internal growth in each of the three businesses. The acquired businesses provided incremental sales of $101 million in 2000: $32 million to Associated Spring, $13 million to Barnes Aerospace and $56 million to Barnes Distribution.

Operating income was $40.3 million in 2001, compared with $62.9 million in 2000. A number of items contributed to the operating income decline. The primary factors were the impact of a weak industrial economy on sales volume and a shift in the overall sales mix to lower-margin business. The $29 million net sales increase comprised $61 million in incremental sales from the 2000 and 2001 acquisitions and a $31 million increase in the existing Aerospace business, which was substantially offset by a $63 million sales decrease in the more profitable Associated Spring and Barnes Distribution businesses. Also impacting operating income were higher personnel costs, specifically health insurance and pension costs. In addition, 2001 operating income reflects the cost of actions aimed at reducing the Company's infrastructure, as well as increased investments in selling, marketing and engineering efforts focused on preparing the Company for the next business upturn. As described in note 13 to the Consolidated Financial Statements, operating income included a $4.8 million pretax charge taken in the fourth quarter of 2001, primarily related to a plant closure and severance costs. Selling and administrative expenses increased $20.5 million in 2001 over 2000, reflecting the fourth quarter charge and the costs attributable to the newly acquired businesses, as well as the continued investment made in the sales, marketing and engineering functions throughout the Company.

While the tragic events of September 11th have created a roadblock for the stalled domestic economy, management believes that the cost reductions and other actions that Associated Spring and Barnes Distribution have executed over the past year will enable them to effectively manage through the current economic conditions. In addition, Barnes Aerospace is taking the appropriate actions necessary to address near-term disruptions in the commercial aircraft market.

Operating income in 2000 increased $16.8 million to $62.9 million, or 37% over 1999. The increase was driven by double-digit sales and profit growth in each of the three businesses. Lower pension expense, which primarily reflects solid investment performance on plan assets, contributed $4.9 million of incremental operating income over the comparable 1999 period. This was offset in part by higher selling and administrative expenses. Selling and administrative expenses increased $37.1 million in 2000, of which $33.6 million is attributable to the newly acquired businesses. Included in operating income in 2000 is a gain of $2.2 million related to the sale of a corporate asset and a $1.7 million charge for integration costs related to the Curtis acquisition.

Segment Review – Sales and Operating Profit

Associated Spring sales for 2001 were $279 million, down $48 million, or 15%, from record 2000 sales of $327 million. Sales in 1999 were $283 million. Sales at Associated Spring were impacted by lower production rates in the domestic transportation markets and reduced sales of telecommunications and electronics products. These factors impacted both domestic and foreign sales. Sales at Associated Spring's U.S. operations started to contract in late 2000 and continued throughout 2001, reflecting the weakness of the domestic economy. Associated Spring's international sales dropped significantly in the Pacific Rim, where it serves the telecommunications and electronics markets, but continued to grow in Sweden and Brazil. Associated Spring's 2000 sales increased over 1999 on the strength of its U.S. operations and the addition of the nitrogen gas spring business. The 2000 sales increase included both domestic and foreign sales growth. In 2000, sales at Associated Spring's U.S. operations increased, reflecting continued penetration of the electronics and transportation markets and the strength of the domestic economy, particularly in the first half of the year. Additionally, the full-year impact in 2000 of the August 1999 acquisition of the nitrogen gas spring business contributed to sales increases both domestically and internationally.

Associated Spring reported operating profit of $19.4 million in 2001, compared with $44.0 million in 2000 and $33.5 million in 1999. The decrease in 2001 reflects the sales volume decline, and in particular, the significant shortfall in the more profitable electronics business, coupled with costs associated with reducing the business's infrastructure. This was partially offset by lower operating costs based on earlier management actions. Management responded to the decline in the domestic economy by reducing its cost structure beginning late in 2000 and continuing throughout 2001, culminating with the decision to shut down its Texas plant. Retained business from the Texas plant will be transferred to other Associated Spring plants during 2002. The Company expects to incur approximately $1.6 million of additional costs associated with these actions, which will be expensed in 2002. This is expected to be offset by improved earnings beginning in the second half of 2002. The operating profit improvement in 2000 over 1999 reflects a full year of ownership of the nitrogen gas spring business, increased sales to new sectors, higher manufacturing productivity and lower operating expenses.

Barnes Aerospace achieved record sales of $200 million in 2001, up $65 million, or 48%, compared with $135 million in 2000. Sales in 1999 were $121 million. Organic sales increased $31 million, or 26%, as Barnes Aerospace continued to penetrate new markets and customers in both the overhaul and repair and original equipment manufacturing businesses. Sales from the Kratz-Wilde/Apex business, acquired in September 2000, increased $34 million year-over-year. Total orders for the year were $216 million, up 26% from $171 million in 2000. Order backlog rose to a year-end record $159 million at December 31, 2001, compared with $145 million at December 31, 2000. The Barnes Aerospace sales increase in 2000 over 1999 included the acquisition of Kratz-Wilde/Apex that added $13 million in sales in 2000.

Barnes Aerospace operating profit was a record $16.4 million in 2001, as compared with $8.0 million in 2000 and $5.3 million in 1999. The increase in 2001 operating profit and margin reflects higher sales volume and benefits from lean manufacturing initiatives. The increase in profits for 2000, compared with 1999, reflects the increased sales volume.

Barnes Distribution sales for 2001 were $298 million, compared with $291 million in 2000 and $230 million in 1999. Sales from the acquired businesses increased $26 million year-over-year. Organic sales from Distribution's other businesses, Raymond and the balance of Barnes Distribution, formerly known as Bowman Distribution, decreased $7 million and $12 million, respectively, reflecting the negative impact of the weak economic conditions in the manufacturing and industrial sectors. The Barnes Distribution 2000 sales increase over 1999 included $56 million from Curtis, which was acquired in May 2000. The remainder of the increase is attributable to higher sales in the North American business. This increase reflects significant improvement in a computerized distribution management system that had negatively impacted customer service and sales in 1999 and early 2000. Customer service was restored to historical levels in mid-2000, which has positively impacted sales volume.

Barnes Distribution operating profit in 2001 was $5.5 million, compared with $12.9 million in 2000 and $9.9 million in 1999. Synergies realized from the integration of Curtis were more than offset by lower profit from the significant decline in other business sales. Although sales increased in total, sales in the more profitable business of Raymond and the former Bowman Distribution were down significantly. The increase in operating profit in 2000 over 1999 reflects the higher sales volume, offset in part by integration costs of $1.7 million related to the acquisition of Curtis.

Other Income/Expense

Other income totaled $3.9 million in 2001, compared with $4.8 million in 2000 and $4.4 million in 1999. The decrease in other income in 2001, compared with 2000, was due to lower equity income from the Company's NASCO joint venture, offset in part by higher net foreign exchange transaction gains. The increase in 2000 over 1999 reflects higher interest income and net foreign exchange transaction gains.

Interest expense and other expenses increased in both 2001 and 2000 as a result of acquisitions. In each year, interest expense increased due to significantly higher borrowings, offset in part, in 2001, by lower average interest rates. Other expenses increased with the additional goodwill amortization associated with the acquisitions.

Income Taxes

The Company's effective tax rate was 18.5% in 2001, compared with 26.6% in 2000 and 33.0% in 1999. The decline in the tax rate in both 2001 and 2000 is due to a significant shift in the overall mix of income to a higher percentage of foreign income, with tax rates lower than the U.S. statutory tax rate.

Net Income and Net Income Per Share

Consolidated net income was $19.1 million in 2001, $35.7 million in 2000, and $28.6 million in 1999. Basic earnings per share was $1.03 for 2001, compared with $1.92 in 2000 and $1.47 in 1999. Diluted earnings per share was $1.01 for 2001, as compared with $1.90 in 2000 and $1.46 in 1999.

Inflation

Management believes that during the 1999–2001 period, inflation did not have a material impact on the Company's financial statements.

Liquidity and Capital Resources

The Company's ability to generate cash from operations in excess of its internal operating needs is one of its financial strengths. Management continues to focus on cash flow and anticipates that operating activities in 2002, combined with aggressive asset management, will provide sufficient cash to take advantage of opportunities for organic business expansion and to meet the Company's current financial commitments.

Management assesses the Company's liquidity in terms of its overall ability to generate cash to fund its operating and investing activities. Of particular importance in the management of liquidity are cash flows generated from operating activities, capital expenditure levels, dividends, capital stock transactions, effective utilization of surplus cash positions overseas and adequate bank lines of credit.

Operating activities are the principal source of cash flow for the Company, generating $66.9 million in 2001, up from $51.9 million in 2000 and $62.8 million in 1999. The significant increase in operating cash flow was due primarily to significant improvements in working capital, which more than offset the lower operating results. Management continues to stress the need for aggressive cash management and was effective in reducing overall working capital levels in 2001. In 2000, strong operating results contributed significantly to operating cash flow, offset in part by higher investments in working capital and other non-cash income. During the past three years, operating activities provided $181.6 million in cash, which the Company used, in part, to pay dividends to stockholders, repurchase Company stock, fund significant investments in plant and equipment, and partially fund acquisitions.

Investing activities used cash of $26.6 million in 2001, compared with $134.5 million in 2000 and $117.0 million in 1999. The significant cash use in 2000 and 1999 is attributable to the purchases of Curtis and Kratz-Wilde/Apex in 2000 and the purchase of the nitrogen gas spring business in 1999. In 2001, funds used for two bolt-on acquisitions were offset in part by a favorable purchase price adjustment received in 2001 on the Kratz-Wilde/Apex acquisition. The Company's capital spending program focuses on business growth and improvements in productivity and quality. In 2001, capital spending was reduced in response to the economic downturn. The Company does not expect capital spending in 2002 to exceed 2001 levels.

Net cash used by financing activities was $13.8 million in 2001, compared with net cash provided by financing activities of $64.8 million in 2000 and $58.8 million in 1999. Cash of $13.8 million was generated from the sale of a cross-currency debt swap in 2001. The proceeds from this sale, combined with strong operating cash flow, were used in part to pay down debt, fund capital expenditures, pay dividends and repurchase the Company's stock. In 2000 and 1999, the increase in borrowings reflected the issuance of additional long-term debt to fund business acquisitions as well as to supplement cash generated by operating activities. Cash dividends increased in 2001, for the eighth consecutive year, to $0.80 per share. As a result, total cash used to pay 2001 dividends to stockholders was $14.8 million.

The Company has used and will continue to use cash from non-U.S. subsidiaries to fund international cash requirements, including acquisitions when it is cost effective. The repatriation of certain cash balances to the U.S. could have adverse tax consequences; however, those balances are generally available to fund business needs outside the U.S.

To supplement internal cash generation, the Company maintains substantial bank borrowing facilities. At December 31, 2001, the Company had a $150 million revolving credit agreement, of which $40 million was borrowed at an interest rate of 2.45%. Additionally, the Company had $5.5 million in borrowings under uncommitted short-term bank credit lines, at an interest rate of 2.78%. The revolving credit borrowing facility expires in December 2002. Accordingly, borrowings under this facility are classified as current. Management intends to negotiate a new revolving credit agreement in the first half of 2002. The Company believes its credit facilities, coupled with cash generated from operations, are adequate for its anticipated future requirements.

In November 1999, the Company financed a portion of the nitrogen gas spring business acquisition through the issuance of $70 million of private-placement Senior Notes. The Notes, placed with seven insurance companies, range in maturity from eight to 11 years and bear an average annual interest rate of 7.75%. The balance of the acquisition purchase price was financed through borrowings under the Company's revolving credit agreement.

In November 2000, the Company financed a portion of the Curtis and Kratz-Wilde/Apex business acquisitions through issuance of $60 million of privately placed Senior Notes with three insurance companies. Although the Notes have an effective interest rate of 9.34%, they are tied to an interest rate swap agreement that effectively converted them to variable-rate debt. These Notes are payable in three equal annual installments beginning in 2006.

Market Risk

Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. The Company's financial results could be impacted by changes in interest rates, foreign currency exchange rates and commodity price changes. The Company uses financial instruments to hedge its exposure to fluctuations in interest rates and foreign exchange rates. The Company does not use derivatives for speculative or trading purposes.

The Company's long-term debt portfolio consists of fixed-rate and variable-rate instruments and is managed to reduce the overall cost of borrowing while also minimizing the effect of changes in interest rates on near-term earnings. As part of managing its debt portfolio, the Company maintains an interest rate swap agreement to convert its $60 million fixed-rate Senior Notes to variable-rate debt. The exchange agreement had a positive impact on 2001 earnings, reducing interest expense by $0.7 million.

The Company's primary interest rate risk is derived from its outstanding variable-rate debt obligations. At December 31, 2001, the result of a hypothetical 1% increase in the average cost of the Company's variable-rate debt, including the interest rate swap agreement, would have decreased pre-tax profit by $1.1 million.

At December 31, 2001, the fair value of the Company's fixed-rate debt was $120.0 million, compared with its carrying amount of $117.2 million. The Company estimates that a 1% decrease in market interest rates at December 31, 2001 would have increased the fair value of the Company's fixed-rate debt to $125.3 million.

The Company has manufacturing, sales and distribution facilities around the world and thus makes investments and conducts business transactions denominated in various currencies. Foreign currency commitments and transaction exposures are managed at the operating units as an integral part of their businesses in accordance with a corporate policy that addresses acceptable levels of foreign currency exposures. The Company does not hedge its foreign currency net asset exposure.

The currencies of the locations where the Company's business operations are conducted are the U.S. dollar, Singapore dollar, Euro, British pound, Mexican peso, Brazilian real, Canadian dollar, Swedish krona and Chinese renminbi. The Company is exposed primarily to U.S. dollar-denominated financial instruments at its international locations. Based on a 10% adverse movement in all currencies, the potential loss in fair value from the Company's financial instruments at the end of 2001 would have resulted in reducing pretax profit by $2.1 million.

The Company's exposure to commodity price changes relates primarily to certain manufacturing operations that utilize high-grade steel spring wire and titanium. The Company manages its exposure to changes in those prices through its procurement and sales practices. The Company is not dependent upon any single source for any of its principal raw materials or products for resale, and all such materials and products are readily available.

Future Accounting Changes

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires companies to account for acquisitions entered into after June 30, 2001, using the purchase method and establishes criteria to be used in determining whether acquired intangible assets are to be recorded separately from goodwill. SFAS 142 sets forth the accounting for goodwill and other intangible assets related to business combinations. Goodwill and other intangible assets with indefinite lives will no longer be amortized and instead will be evaluated annually for impairment by comparing the carrying value to the fair value at the reporting unit level. Intangible assets with definitive lives will be amortized over their useful lives. SFAS 142 is effective for acquisitions completed after June 30, 2001, and effective for previous acquisitions on January 1, 2002.

Management is in the process of analyzing and assessing the impact of the adoption of these statements. The Company expects that the adoption of SFAS 142 will have a favorable impact of approximately $3.4 million on net income due to the elimination of goodwill amortization. However, the actual effect of this accounting change on the Company's consolidated results of operations and financial position will be determined upon completion of the impairment evaluation in 2002.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which will be effective on January 1, 2002, for the Company. Management believes that adoption of this standard will not have a material impact on the Company's financial position, results of operations or cash flows.

Forward-Looking Statements

This Annual Report may contain certain forward-looking statements as defined in the Public Securities Litigation and Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements. Investors are encouraged to consider these risks and uncertainties as described within the Company's periodic filings with the Securities and Exchange Commission, including the following: the ability of the Company to integrate newly acquired businesses and to realize acquisition synergies on schedule; changes in market demand for the types of products and services produced and sold by the Company; the Company's success in identifying and attracting customers in new markets; the Company's ability to develop new and enhanced products to meet customers' needs on time; changes in economic and political conditions worldwide and in the locations where the Company does business; interest and foreign exchange rate fluctuations; and changes in laws and regulations.

consolidated statements of income

(Dollars in thousands, except per share data)

Years ended December 31,	2001	2000	1999
Net sales	$768,821	$740,032	$622,356
Cost of sales	519,536	488,634	424,945
Selling and administrative expenses	208,965	188,449	151,304
	728,501	677,083	576,249
Operating income	40,320	62,949	46,107
Other income	3,890	4,773	4,400
Interest expense	16,161	15,140	6,093
Other expenses	4,590	3,992	1,716
Income before income taxes	23,459	48,590	42,698
Income taxes	4,338	12,925	14,086
Net income	$ 19,121	$ 35,665	$ 28,612
Per common share:			
Net income:			
Basic	$ 1.03	$ 1.92	$ 1.47
Diluted	1.01	1.90	1.46
Dividends	0.80	0.79	0.75
Average common shares outstanding:			
Basic	18,506,247	18,568,359	19,417,856
Diluted	18,919,968	18,791,227	19,642,755

See accompanying notes.

consolidated balance sheets

(Dollars in thousands)

December 31,	2001	2000
Assets		
Current assets		
Cash and cash equivalents	$ 48,868	$ 23,303
Accounts receivable, less allowances (2001 – $3,114; 2000 – $2,720)	94,124	107,434
Inventories	85,721	88,514
Deferred income taxes	16,702	12,647
Prepaid expenses	11,120	9,450
Total current assets	256,535	241,348
Deferred income taxes	5,783	15,010
Property, plant and equipment	152,943	163,766
Goodwill	159,836	155,667
Other assets	61,408	61,150
Total assets	$636,505	$636,941
Liabilities and Stockholders' Equity		
Current liabilities		
Notes payable	$ 5,500	$ 3,678
Accounts payable	71,410	62,985
Accrued liabilities	59,118	60,183
Long-term debt – current	47,576	—
Total current liabilities	183,604	126,846
Long-term debt	178,365	230,000
Accrued retirement benefits	63,610	67,686
Other liabilities	12,089	11,076
Commitments and contingencies (notes 10 and 12)		
Stockholders' equity		
Common stock – par value $0.01 per share		
Authorized: 60,000,000 shares		
Issued: 22,037,769 shares at par value	220	220
Additional paid-in capital	54,874	51,845
Treasury stock at cost (2001 – 3,576,322 shares; 2000 – 3,430,411 shares)	(76,903)	(69,181)
Retained earnings	243,369	239,266
Accumulated other comprehensive income	(22,723)	(20,817)
Total stockholders' equity	198,837	201,333
Total liabilities and stockholders' equity	$636,505	$636,941

See accompanying notes.

consolidated statements of cash flows

(Dollars in thousands)

Years ended December 31,	2001	2000	1999
Operating activities:			
Net income	$ 19,121	$ 35,665	$ 28,612
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	37,045	35,871	30,602
Loss (gain) on disposition of property, plant and equipment	2,093	(1,960)	(857)
Changes in assets and liabilities:			
Accounts receivable	11,378	1,087	(1,731)
Inventories	(3,629)	(7,631)	1,980
Accounts payable	13,634	(5,415)	17,356
Accrued liabilities	(5,552)	1,026	(9,524)
Deferred income taxes	6,510	5,863	3,655
Other	(13,700)	(12,649)	(7,296)
Net cash provided by operating activities	66,900	51,857	62,797
Investing activities:			
Proceeds from disposition of property, plant and equipment	1,093	2,744	1,929
Capital expenditures	(22,365)	(26,575)	(27,222)
Business acquisitions, net of cash acquired	(1,036)	(104,935)	(92,239)
Redemption of short-term investments	—	—	2,566
Other	(4,286)	(5,776)	(2,019)
Net cash used by investing activities	(26,594)	(134,542)	(116,985)
Financing activities:			
Net (decrease) increase in notes payable	(1,583)	(5,201)	5,249
Payments on long-term debt	(28,000)	(60,000)	(70,000)
Proceeds from the issuance of long-term debt	22,765	150,000	159,000
Proceeds from the issuance of common stock	2,845	3,920	1,486
Common stock repurchases	(8,798)	(9,197)	(22,351)
Dividends paid	(14,806)	(14,677)	(14,564)
Proceeds from the sale of debt swap	13,766	—	—
Net cash (used) provided by financing activities	(13,811)	64,845	58,820
Effect of exchange rate changes on cash flows	(930)	(2,489)	(1,206)
Increase (decrease) in cash and cash equivalents	25,565	(20,329)	3,426
Cash and cash equivalents at beginning of year	23,303	43,632	40,206
Cash and cash equivalents at end of year	$ 48,868	$ 23,303	$ 43,632

See accompanying notes.

consolidated statements of changes in stockholders' equity

(Dollars in thousands)	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Guaranteed ESOP Obligation	Total Stockholders' Equity
January 1, 1999	$ 220	$ 49,231	$ (42,893)	$ 204,364	$ (20,043)	$(2,205)	$ 188,674
Comprehensive income:							
Net income				28,612			28,612
Foreign currency translation adjustments				—	(3,844)		(3,844)
Comprehensive income				28,612	(3,844)		24,768
Dividends paid				(14,564)			(14,564)
Common stock repurchases			(22,351)				(22,351)
Employee stock plans		555	1,351	(44)			1,862
Guaranteed ESOP obligation						2,205	2,205
Income tax benefits on unallocated ESOP dividends				20			20
December 31, 1999	220	49,786	(63,893)	218,388	(23,887)	—	180,614
Comprehensive income:							
Net income				35,665			35,665
Foreign currency translation adjustments				—	3,070		3,070
Comprehensive income				35,665	3,070		38,735
Dividends paid				(14,677)			(14,677)
Common stock repurchases			(9,197)				(9,197)
Employee stock plans		2,059	3,909	(110)			5,858
December 31, 2000	220	51,845	(69,181)	239,266	(20,817)	—	201,333
Comprehensive income:							
Net income				19,121			19,121
Foreign currency translation adjustments				—	(1,244)		(1,244)
Unrealized losses on hedging activities, net of income taxes				—	(662)		(662)
Comprehensive income				19,121	(1,906)		17,215
Dividends paid				(14,806)			(14,806)
Common stock repurchases			(8,798)				(8,798)
Employee stock plans		3,029	1,076	(212)			3,893
December 31, 2001	$220	$54,874	$(76,903)	$243,369	$(22,723)	$ —	$198,837

See accompanying notes.

notes to consolidated financial statements



(All dollar amounts included in the notes are stated in thousands except per share data and the tables in note 13.)

1. Summary of Significant Accounting Policies

General: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Consolidation: The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. Intercompany transactions and account balances have been eliminated. The Company accounts for its 45% investment in the common stock of NASCO, a suspension spring company jointly owned with NHK Spring Co., Ltd., of Japan, under the equity method. Other income in the accompanying income statements includes income of $408, $1,611 and $1,714 for the years 2001, 2000 and 1999, respectively, from the Company's investment in NASCO. The Company received dividends from NASCO totaling $464, $666 and $1,006 in 2001, 2000 and 1999, respectively.

Revenue recognition: Sales and related cost of sales are recognized when products are shipped to customers and title has passed.

Cash and cash equivalents: Cash in excess of operating requirements is invested in short-term, highly liquid, income-producing investments. All highly liquid investments purchased with a maturity of three months or less are cash equivalents. Cash equivalents are carried at fair value.

Inventories: Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method was used to accumulate the cost of the majority of U.S. inventories, which represent 77% of total inventories. The cost of all other inventories was determined using the first-in, first-out (FIFO) method.

Property, plant and equipment: Property, plant and equipment is stated at cost. Depreciation is recorded over estimated useful lives, ranging from 20 to 50 years for buildings and three to 17 years for machinery and equipment. The straight-line method of depreciation was adopted for all property, plant and equipment placed in service after March 31, 1999. For property, plant and equipment placed into service prior to April 1, 1999, depreciation is calculated using accelerated methods. The change in accounting principle was made to reflect improvements in the design and durability of machinery and equipment. Management believes that the straight-line method results in a better matching of revenues and costs, and the new method is prevalent in the industries in which the Company operates.

Goodwill: Goodwill represents the excess purchase price over the net assets of companies acquired in business combinations. Goodwill acquired since 1970 but prior to July 1, 2001, is being amortized on a straight-line basis over 40 years; similar investments for businesses acquired prior to 1970 (approximately $5,200) are not being amortized. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill acquired after June 30, 2001, is not being amortized, as the lives are considered indefinite, and previously acquired goodwill will no longer be amortized effective January 1, 2002. On a periodic basis, the Company estimates future undiscounted cash flows of the businesses to which goodwill relates to ensure that the carrying value of goodwill has not been impaired. Goodwill resulting from the 1999 purchase of the nitrogen gas spring business was $70,322. The acquisition in 2000 of Curtis and Kratz-Wilde/Apex resulted in additions to goodwill of $55,598 and $23,370, respectively. Goodwill resulting from 2001 acquisitions was $1,050. At December 31, 2001 and 2000, accumulated goodwill amortization was $18,120 and $13,904, respectively.

Derivatives: The Company has manufacturing, sales and distribution facilities around the world and thus makes investments and conducts business transactions denominated in various currencies. The Company is also exposed to fluctuations in interest rates and commodity price changes. These financial exposures are monitored and managed by the Company as an integral part of its risk management program. The Company uses financial instruments to hedge its exposure to fluctuations in interest rates and foreign currency exchange rates and does not use derivatives for speculative or trading purposes. The Company also does not use derivatives to manage commodity exposures or hedge its foreign currency net investment exposure.

The Company adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. The accounting for changes in the fair value depends on how the derivative is used and designated. In accordance with the transition provisions of SFAS 133, the Company recorded a $400 gain on January 1, 2001, which was entirely offset by a loss recorded on the re-measurement of underlying balance sheet items. There was no transition adjustment to other comprehensive income.

Foreign currency contracts qualify as fair value hedges of unrecognized firm commitments or cash flow hedges of recognized assets and liabilities or anticipated transactions. Gains and losses on derivatives are recorded directly to earnings or other comprehensive income, depending on the designation. Amounts recorded to other comprehensive income are reclassified to earnings in a manner that matches the earnings impact of the hedged transaction. Any ineffective portion is recorded directly to earnings. The Company's policy for classifying cash flows from derivatives is to report the cash flows consistent with the underlying instrument.

At December 31, 2001, the fair value of derivatives held by the Company was a net asset of $287. Amounts in other comprehensive income expected to be reclassified to earnings within the next year are not material. During 2001, gains or losses related to hedge ineffectiveness were immaterial. Foreign currency transactions gains included in income were $1,874, $1,012 and $752 in 2001, 2000 and 1999, respectively, inclusive of gains and losses on foreign currency derivatives.



Foreign currency translation: Substantially all of the Company's subsidiaries use the local currency as the functional currency. Assets and liabilities of foreign operations are translated at year-end rates of exchange; revenues and expenses are translated at average annual rates of exchange. The resulting translation gains and losses are reflected in accumulated other comprehensive income within stockholders' equity.

Net income per common share: Earnings per share is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." Basic earnings per share is calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the assumed exercise and conversion of all dilutive securities. Shares held by the Retirement Savings Plan are considered outstanding for both basic and diluted earnings per share. For purposes of computing earnings per share, the weighted average number of shares outstanding was increased by 413,721 shares, 222,868 shares and 224,899 shares for 2001, 2000 and 1999, respectively. There are no adjustments to net income for purposes of computing income available to common stockholders for the years ended December 31, 2001, 2000 and 1999.

Comprehensive income: Comprehensive income includes all changes in equity during a period except those resulting from investment by and distributions to stockholders. For the Company, comprehensive income includes net income, foreign currency translation adjustments and deferred gains and losses related to certain derivative instruments.

2. Acquisitions

During the past three years, the Company has acquired a number of businesses, all of which were accounted for using the purchase method. Accordingly, the results of operations of the acquired companies have been included in the consolidated results from their respective acquisition dates.

In August 1999, the Company purchased substantially all of the assets and liabilities of the nitrogen gas spring business of Teledyne Industries, Inc., for $92,239. The nitrogen gas spring business is included in the Associated Spring segment.

In May 2000, the Company purchased substantially all of the assets and liabilities of Curtis Industries, Inc. (Curtis) for $63,363. Curtis, a distributor of maintenance, repair and operating supplies and high-quality security products, is included in the Barnes Distribution segment.

In September 2000, the Company purchased substantially all of the assets and liabilities of Kratz-Wilde Machine Company and Apex Manufacturing Inc. (Kratz-Wilde/Apex) for $40,938. Kratz-Wilde/Apex fabricates and machines intricate aerospace components for jet engines and auxiliary power units. Kratz-Wilde/Apex is included in the Barnes Aerospace business segment.

In January 2001, the Company acquired Euro Stock Springs & Components Limited (Euro Stock) for $708. Euro Stock distributes die and other standard springs through catalogs to customers located primarily in Europe, and is included in the Barnes Distribution segment.

In November 2001, the Company acquired certain assets of Forward Industries, L.L.C., and its subsidiary Forward Industries, Ltd. Forward Industries designs and manufactures nitrogen gas springs that are used in the appliance, automotive, heating and cooling, and electrical industries. The purchase price was approximately $2,500, of which $962 was paid in 2001. This acquisition is being integrated with the Company's existing nitrogen gas spring business and is included in the Associated Spring segment.

On January 31, 2002, the Company announced that it had signed an agreement to acquire substantially all of the manufacturing assets of Seeger-Orbis GmbH & Co. OHG of Germany from TransTechnology Corporation. The acquired business will expand both the product offerings and geographic scope of the Associated Spring segment. The acquisition is expected to close by the end of the first quarter of 2002. The purchase price of approximately $20,000 will be financed with cash held by the Company outside the United States.

The purchase price has been allocated to tangible and intangible assets and liabilities of the businesses based upon estimates of their respective fair market values. The resulting goodwill, excluding Forward Industries, is being amortized over a 40-year life.

In connection with the Curtis acquisition, the Company incurred certain integration costs. The integration plan includes combining the headquarters functions and consolidating warehousing and distribution networks. As a result, the Company recorded total costs of $9,708, relating primarily to lease consolidation costs, facility closure costs and reductions in personnel. Costs of $7,965 associated with the acquired business are reflected as assumed liabilities in the allocation of the purchase price to net assets acquired. The remaining integration costs of $1,743 are reflected in expenses in 2000. As of December 31, 2001, $5,537 remained as liabilities related primarily to future lease and severance payments.

The following table reflects the operating results of the Company for the years ended December 31, 2000 and 1999, on a pro forma basis, which gives effect to the acquisitions of the three businesses acquired in 1999 and 2000 at the beginning of 1999. The 2001 acquisitions are excluded from the pro forma results due to their relative immateriality. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisitions been effective January 1, 1999; nor are they intended to be indicative of results that may occur in the future. The underlying pro forma information includes the amortization expense associated with the assets acquired, the Company's financing arrangements, certain purchase accounting adjustments and related income tax effects. The pro forma results do not include the effects of synergies and cost reduction initiatives related to the acquisitions.

(Unaudited)	2000	1999
Net sales	$ 798,652	$780,042
Income before income taxes	48,309	44,908
Net income	35,449	32,607
Per common share:		
Basic	$ 1.91	$ 1.68
Diluted	1.89	1.66

3. Inventories

Inventories at December 31 consisted of:

	2001	2000
Finished goods	$ 51,840	$ 59,665
Work-in-process	15,506	13,605
Raw materials and supplies	18,375	15,244
	$ 85,721	$ 88,514

Inventories valued by the LIFO method aggregated $66,092 and $64,422 at December 31, 2001 and 2000, respectively. If LIFO inventories had been valued using the FIFO method, they would have been $13,135 and $13,283 higher at those dates.

4. Property, Plant and Equipment

Property, plant and equipment at December 31 consisted of:

	2001	2000
Land	$ 4,046	$ 4,181
Buildings	74,191	73,400
Machinery and equipment	328,402	322,738
	406,639	400,319
Less accumulated depreciation	253,696	236,553
	$152,943	$163,766

Depreciation expense was $30,008, $30,314 and $27,606 for 2001, 2000 and 1999, respectively.

5. Accrued Liabilities

Accrued liabilities at December 31 consisted of:

	2001	2000
Payroll and other compensation	$ 13,503	$ 19,909
Postretirement/postemployment benefits	9,283	7,949
Other	36,332	32,325
	$ 59,118	$ 60,183

6. Debt and Commitments

Long-term debt at December 31 consisted of:

	2001		2000
	Carrying Amount	Fair Value	Carrying Amount
9.47% Notes	$ —	$ —	$ 6,154
7.13% Notes	25,000	25,318	25,000
7.66% Notes	24,500	25,717	24,500
7.80% Notes	45,500	46,738	45,500
9.34% Notes, including interest swap	61,741	68,488	60,000
2.15% Notes	22,200	22,267	—
Revolving Credit	40,000	40,000	50,000
Industrial Revenue Bond	7,000	7,000	7,000
Borrowings under lines of credit	—	—	11,846
	225,941	235,528	230,000
Less current maturities	(47,576)	(47,576)	—
Total	$178,365	$187,952	$230,000

The 9.47% Notes matured on September 16, 2001. The 7.13% Notes are payable in four equal annual installments of $6,250 beginning on December 5, 2002. The 7.66% Notes are payable in 2007. The 7.80% Notes are payable in three equal annual installments beginning in 2008. The 9.34% Notes are payable in three equal installments beginning in 2006.

In July 2001, the Company borrowed Yen 3,000 million, under a term loan facility with The Development Bank of Singapore Limited. The loan is payable in nine semi-annual installments of Yen 87.3 million that began on December 28, 2001, with a balloon payment of Yen 2,214.3 million due June 30, 2006. The borrowing has a stated interest rate of 2.15%. In connection with the yen borrowing, the Company entered into a series of forward currency exchange contracts, a form of derivative, that effectively convert the yen principal payments to Singapore dollar payments. The forward contracts are cash flow hedges. The effective interest rate of the borrowing is 5.5%. Proceeds from this borrowing were used, in part, to repay borrowings under the Company's revolving credit agreement. The fair value of the forward contracts was approximately ($1,534) at December 31, 2001.

The fair values of the Notes are determined using discounted cash flows based upon the Company's estimated current interest cost for similar types of borrowings. The carrying values of other long-term debt and notes payable approximate their fair market values.

The Company has a revolving credit agreement with five banks that allows borrowings up to $150,000 under notes due December 6, 2002. A fee of 0.115% per annum is paid on the unused portion of the commitments. The Company had $40,000 borrowed under this agreement at an interest rate of 2.45% at December 31, 2001. The Company's revolving credit agreement will mature on December 6, 2002. Borrowings under the revolving credit agreement are recorded in the current portion of long-term debt. The Company intends to negotiate a new revolving credit agreement in the first half of 2002. The Company also has available approximately $25,000 in uncommitted short-term bank credit lines, of which $5,500 and $15,000 was in use at December 31, 2001 and 2000, respectively. The interest rates on these borrowings were 2.78% and 7.7% at December 31, 2001 and 2000, respectively.

The Industrial Revenue Bond, due in 2008, has a variable interest rate. The interest rate on this borrowing was 1.80% and 5.10% at December 31, 2001 and 2000, respectively.

The Company's long-term debt portfolio consists of fixed-rate and variable-rate instruments and is managed to reduce the overall cost of borrowing and mitigate fluctuations in interest rates. Interest rate fluctuations result in changes in the market value of the Company's fixed-rate debt. In July 2001, the Company entered into an interest rate swap agreement, a form of derivative. The swap effectively converts $60,000 of 9.34% fixed-rate Senior Notes to variable-rate debt equal to LIBOR plus 276 basis points. The effective rate of the borrowing was 4.91% on December 31, 2001. This interest rate contract is a fair value hedge, which is effective in offsetting fluctuations in the fair value of the debt instrument. The gains and losses on the interest rate contract are recorded to earnings and are offset by gains and losses recorded on the re-measurement of the underlying debt. The fair value of the swap is determined based upon current market prices and was approximately $1,741 at December 31, 2001.

Long-term debt, excluding the fair value of the swap, is payable as follows: $7,576 in 2003, $7,576 in 2004, $7,576 in 2005, $36,896 in 2006 and $117,000 thereafter.

In March 2001, the Company terminated its $70,000 cross-currency exchange agreement dated September 21, 2000. This agreement converted U.S. dollar-denominated interest and principal liabilities into Swedish krona-denominated liabilities at a fixed interest rate during the agreement period. The Company received a payment of $13,766 at termination. The payment represented the fair value of the foreign currency swap at the time of termination. The accumulated adjustment to the carrying value of the debt is being amortized in accordance with the terms of the underlying debt.

In addition, the Company had outstanding letters of credit totaling $2,991 at December 31, 2001.

Certain of the Company's debt arrangements contain requirements as to maintenance of minimum levels of cash flow, working capital and net worth, and place certain net worth restrictions on dividend payments and acquisitions of the Company's common stock. The most restrictive covenants include a fixed charge coverage covenant and a net worth covenant. Under the most restrictive net worth covenant in any agreement, $17,224 was available for dividends or acquisitions of common stock at December 31, 2001.

Interest paid was $16,076, $17,945 and $5,505 in 2001, 2000 and 1999, respectively. Interest capitalized was $163, $188 and $264 in 2001, 2000 and 1999, respectively, and is being depreciated over the lives of the related fixed assets.

7. Income Taxes

The components of income before income taxes and the income tax provision follow:

	2001	2000	1999
Income before income taxes:			
U.S.	$ 2,368	$ 19,763	$27,585
International	21,091	28,827	15,113
	$23,459	$48,590	$42,698
Income tax provision:			
Current:			
U.S. — federal	$ (3,407)	$ 2,353	$ 5,233
U.S. — state	(713)	674	529
International	3,699	4,035	4,669
	(421)	7,062	10,431
Deferred:			
U.S. — federal	4,470	3,726	2,973
U.S. — state	1,121	683	1,109
U.S. — state rate reduction	—	1,181	—
International	(832)	273	(427)
	4,759	5,863	3,655
	$ 4,338	$ 12,925	$14,086

Deferred income tax assets and liabilities at December 31 consisted of the tax effects of temporary differences related to the following:

	Assets		Liabilities	
	2001	2000	2001	2000
Allowance for doubtful accounts	$ 756	$ 780	$ —	$ —
Depreciation and amortization	(9,023)	(5,447)	2,930	3,506
Inventory valuation	7,472	7,168	782	983
Postretirement/postemployment costs	23,325	24,676	(249)	(306)
Foreign tax loss carry-forwards	10,762	10,062	—	—
Other	(2,883)	(1,898)	3,293	3,476
	30,409	35,341	6,756	7,659
Valuation allowance	(7,924)	(7,684)	—	—
	$22,485	$ 27,657	$ 6,756	$ 7,659
Current deferred income taxes	$16,702	$ 12,647	$ 688	$ 1,062
Noncurrent deferred income taxes	5,783	15,010	6,068	6,597
	$22,485	$ 27,657	$ 6,756	$ 7,659

The deferred income tax assets will be realized through reversals of existing taxable temporary differences with the remainder, net of the valuation allowance, dependent on future income. Management believes that sufficient income will be earned in the future to realize the remaining net deferred income tax assets. The tax loss carry-forwards of $26,634 have remaining carry-forward periods ranging from 3 years to unlimited. The Company has tax credit carry-forwards of $2,296 with remaining carry-forward periods ranging from one to 10 years.

The Company has not recognized deferred income taxes on $145,793 of undistributed earnings of its international subsidiaries, since such earnings are considered to be reinvested indefinitely. If the earnings were distributed in the form of dividends, the Company would be subject, in certain cases, to both U.S. income taxes and foreign withholding taxes. Determination of the amount of this unrecognized deferred income tax liability is not practicable.

A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate follows:

	2001	2000	1999
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State taxes (net of federal benefit)	1.1	1.8	2.5
State tax rate reduction	—	1.6	—
Foreign losses without tax benefit	3.6	0.8	1.2
Tax on foreign operations	(22.8)	(12.7)	(3.7)
NASCO equity income	0.1	(0.5)	(0.9)
Foreign sales corporation	(1.5)	(0.9)	(0.8)
ESOP dividend	—	—	(1.2)
Other	3.0	1.5	0.9
Consolidated effective income tax rate	18.5%	26.6%	33.0%

Income taxes paid, net of refunds, were $2,046, $7,165 and $15,781 in 2001, 2000 and 1999, respectively.

8. Common Stock

In 2001, 2000 and 1999, 290,591 shares, 351,237 shares and 105,189 shares, respectively, of common stock were issued from treasury for the exercise of stock options, various other incentive awards and purchases by the Employee Stock Purchase Plan. In 2001, 2000 and 1999, the Company acquired 436,502 shares, 594,406 shares and 1,090,014 shares, respectively, of the Company's common stock at a cost of $8,798, $9,197 and $22,351, respectively. These amounts exclude shares issued and reacquired in connection with certain cashless exercises under the Company's stock option plans. These reacquired shares were placed in treasury.

In December 1996, the Company adopted a new shareholder rights plan. Under the plan, each share of common stock contains one right (Right) that entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, for $200. The Rights generally will not become exercisable unless and until, among other things, any person or group acquires beneficial ownership of 35% or more of the outstanding stock. The Rights are generally redeemable at $0.01 per Right at any time until 10 days following a public announcement that a 35% or greater position in the Company's common stock has been acquired and will expire, unless earlier redeemed or exchanged, on December 23, 2006.

If, following the acquisition of 35% or more of the outstanding shares of the Company's common stock, the Company is acquired in a merger or other business combination, or 50% or more of the Company's assets or earning power is sold or transferred, each outstanding Right becomes exercisable for common stock or other securities of the acquiring entity having a value of twice the exercise price of the Right.

9. Preferred Stock

At December 31, 2001 and 2000, the Company had 3,000,000 shares of preferred stock authorized, none of which was outstanding.

10. Stock Plans

Most U.S. salaried and non-union hourly employees are eligible to participate in the Company's 401(k) plan. Effective April 1, 2001, the 401(k) plan, previously called the Barnes Group Inc. Guaranteed Stock Plan (GSP), was amended and renamed the Barnes Group Inc. Retirement Savings Plan (RSP). The RSP continues to provide for the investment of employer and employee contributions in the Company's common stock and also provides other investment alternatives for employee contributions. Employee contributions to the RSP for investment in the Company's common stock after March 31, 2001, are no longer guaranteed a minimum rate of return. However, the Company continues to guarantee a minimum rate of return on certain pre-April 1, 2001, assets of the plan. This guarantee will become a liability for the Company only if, and to the extent that, the value of the related Company stock does not cover the guaranteed asset value when an employee withdraws from the plan. At December 31, 2001, the value of the Company's guarantee on these assets was $44 based on the Company's December 31, 2001, closing stock price of $23.99 per share.

The GSP was a leveraged ESOP until mid-1999. In 1989, the GSP purchased 1,737,930 shares of the Company's common stock at a cost of $21,000, using the proceeds of a loan guaranteed by the Company. These shares were held in trust and were issued to employees' accounts in the GSP until the loan was repaid in mid-1999. The loan interest was based on LIBOR and generated interest costs of $32 in 1999. Contributions and certain dividends received were used in part by the GSP to service its debt. Contributions included both employee contributions and Company contributions. The Company contributions were equal to the amount required by the GSP to pay the principal and interest due under the GSP loan plus that required to purchase any additional shares required to be allocated to participant accounts, less the sum of participant contributions and dividends received by the GSP.

Now that the RSP is no longer leveraged, the Company contributes an amount equal to 50% of employee contributions up to 6% of eligible compensation plus any guarantee payment. Employees may elect to contribute additional amounts up to a total of 10% of eligible compensation. The GSP used $1,012 of Company dividends for debt service in 1999. The Company expenses all contributions made to the RSP. The Company recognized expense of $3,560, $2,295 and $1,115 in 2001, 2000 and 1999, respectively. As of December 31, 2001, the RSP held 3,430,212 shares of the Company's common stock.

The Company has an Employee Stock Purchase Plan (ESPP) under which eligible employees may elect to have up to the lesser of $25,000 or 10% of base compensation deducted from payroll for the purchase of the Company's common stock at 85% of market value on the date of purchase. The maximum number of shares which may be purchased under the ESPP is 2,025,000. The number of shares purchased under the ESPP was 62,691, 75,052 and 62,868 in 2001, 2000 and 1999, respectively. As of December 31, 2001, 319,268 additional shares may be purchased.

The 1991 Barnes Group Stock Incentive Plan (1991 Plan) authorizes the granting of incentives to executive officers, directors and key employees in the form of stock options, restricted stock awards and other long-term incentive vehicles. Options granted under the 1991 Plan that terminate without being exercised become available for future grants. As of December 31, 2001 and 2000, there were 634,392 shares and 583,328 shares, respectively, available for future grant under the 1991 Plan. A maximum of 2,007,572 common shares are subject to issuance under this plan after December 31, 2001.

On April 12, 2000, the Company's stockholders approved the Barnes Group Inc. Employee Stock and Ownership Program (2000 Plan). Effective February 1, 2000, the 2000 Plan permitted the granting of stock options, restricted stock awards, and other long-term incentive vehicles, to eligible participants including directors and eligible employees to purchase up to 2,500,000 shares of the Company's common stock. Such shares have been authorized and reserved. Options granted under the 2000 Plan that terminate without being exercised become available for future grants. As of December 31, 2001 and 2000, there were 330,880 and 1,536,399 shares, respectively, available for future grants under the 2000 Plan. A maximum of 2,428,602 common shares are subject to issuance under this plan after December 31, 2001.

Compensation cost related to these plans was $1,974, $798 and $610 in 2001, 2000 and 1999, respectively. The Company recorded, in additional paid-in capital, tax benefits related to stock options of $650, $776 and $40 in 2001, 2000 and 1999, respectively.

In 1998, 60,000 incentive units and 75,000 stock options were granted outside of the 1991 Plan. The options are included in the tables below.

Data relating to options granted under these plans follow:

	2001		2000		1999	
	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price
Outstanding, January 1	2,471,992	$19.74	1,808,775	$20.70	1,238,587	$ 22.39
Granted	1,447,681	$18.81	1,207,622	$16.88	827,820	$ 19.20
Exercised	379,435	$17.11	324,036	$12.75	24,727	$ 18.96
Cancelled	165,446	$20.33	220,369	$22.22	232,905	$ 24.57
Outstanding, December 31	3,374,792	$19.61	2,471,992	$19.74	1,808,775	$ 20.70
Exercisable, December 31	1,388,325	$21.34	899,926	$21.36	696,965	$ 18.91

The following table summarizes information about stock options outstanding at December 31, 2001:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number of Shares	Average Remaining Life (Years)	Average Exercise Price	Number of Shares	Average Exercise Price
$10 to $18	901,929	7.68	$16.19	383,670	$15.79
$18 to $20	1,589,068	8.56	$18.60	261,007	$19.44
$20 to $31	883,795	6.84	$24.92	743,648	$24.87

Restricted stock awards under the 1991 and 2000 Plans entitle the holder to receive, without payment, one share of the Company's common stock after the expiration of the vesting period. Certain awards are also subject to the satisfaction of established performance goals. Additionally, holders of restricted stock awards are credited with dividend equivalents, which are converted into additional restricted stock awards. All awards have up to a five-year vesting period. In 2001, 158,000 awards were granted; 10,330 awards were credited to holders for dividend equivalents; 129,276 awards, which include dividend equivalents, were converted to an equivalent number of shares of common stock; and 28,846 awards were forfeited. As of December 31, 2001, there were 264,975 awards outstanding.

Under the Non-Employee Director Deferred Stock Plan each non-employee director is awarded 6,000 shares of the Company's common stock upon retirement. There were 6,000 and 12,000 shares issued to new directors in 2001 and 2000, respectively. No shares were issued in 1999. Additionally, 6,000 shares were cancelled in 1999. There are 48,000 shares reserved for issuance under this plan.

Total shares reserved for issuance under all stock plans aggregated 4,803,442 at December 31, 2001.

The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net income:			
As reported	$19,121	$35,665	$28,612
Pro forma	15,386	32,988	27,053
Basic earnings per share:			
As reported	$ 1.03	$ 1.92	$ 1.47
Pro forma	.83	1.78	1.39
Diluted earnings per share:			
As reported	$ 1.01	$ 1.90	$ 1.46
Pro forma	.81	1.76	1.38

The fair value of each stock option grant on the date of grant has been estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000	1999
Risk-free interest rate	4.84%	6.65%	5.35%
Expected life	5 years	5 years	6 years
Expected volatility	35%	30%	30%
Expected dividend yield	3.40%	3.57%	3.54%

The weighted-average grant date fair values of options granted during 2001, 2000 and 1999 were $4.77, $4.44 and $5.07, respectively. For option grants made pursuant to reload provisions, the expected life is one year.

11. Pension and Other Postretirement Benefits

Defined benefit pension plans cover a majority of the Company's worldwide employees at Associated Spring, its Executive Office, and a substantial portion of the employees at Barnes Distribution. Plan benefits for salaried and non-union hourly employees are based on years of service and average salary. Plans covering union hourly employees provide benefits based on years of service. The Company funds U.S. pension costs in accordance with the Employee Retirement Income Security Act of 1974, as amended (ERISA). Plan assets consist primarily of common stocks and fixed income investments, including 384,048 shares of Company stock. Additionally, the Company has a defined contribution plan covering employees of Barnes Aerospace and certain field sales employees of Barnes Distribution's U.S. operation. Company contributions under this plan are based primarily on the performance of the business units and employee compensation. Contribution expense under this plan was $1,803, $1,447 and $1,292 in 2001, 2000 and 1999, respectively.

The Company provides certain other medical, dental and life insurance postretirement benefits for a majority of its retired employees in the U.S. and Canada. It is the Company's practice to fund these benefits as incurred.

A reconciliation of the beginning benefit obligations to the ending benefit obligations follows:

	Pensions		Other Postretirement Benefits	
	2001	2000	2001	2000
Benefit obligation, January 1	$245,250	$231,167	$ 73,676	$ 60,321
Service cost	7,436	6,264	562	481
Interest cost	18,224	17,707	5,114	5,148
Amendments	—	232	—	—
Actuarial loss	11,013	4,855	848	12,519
Benefits paid from plan assets	(16,612)	(15,719)	(8,083)	(6,510)
Acquisition	—	2,048	—	1,747
Foreign exchange rate changes	(1,050)	(1,304)	(57)	(30)
Benefit obligation, December 31	$264,261	$245,250	$ 72,060	$ 73,676
Projected benefit obligations related to plans with benefit obligations in excess of assets	$ 20,603	$ 12,204	$ 72,060	$ 73,676

A reconciliation of the beginning fair value of plan assets to the ending fair value of plan assets follows:

	Pensions	
	2001	2000
Fair value of plan assets, January 1	$324,370	$344,447
Actual return on plan assets	(346)	(4,610)
Company contributions	821	292
Plan participants' contributions	138	120
Benefits paid	(16,612)	(15,719)
Foreign exchange rate changes	(1,236)	(2,014)
Acquisition	—	1,854
Fair value of plan assets, December 31	$307,135	$324,370
Assets related to plans with benefit obligations in excess of plan assets	$ 7,705	$ 1,808

A reconciliation of the funded status of the plans with the amounts recognized in the accompanying balance sheets is set forth below:

	Pensions		Other Postretirement Benefits	
	2001	2000	2001	2000
Funded status	$ 42,874	$ 79,120	$ (72,060)	$ (73,676)
Adjustments for unrecognized:				
Net (gains) losses	(24,888)	(66,668)	13,486	12,862
Prior service costs (benefits)	5,365	6,171	(2,245)	(3,531)
Net asset at transition	(292)	(758)	—	—
Prepaid (accrued) benefit cost	$ 23,059	$ 17,865	$ (60,819)	$ (64,345)

At December 31, 2001, the prepaid pension benefit cost consisted of $34,421 in other assets, $1,082 in accrued liabilities and $10,280 in accrued retirement benefits. At December 31, 2000, the prepaid pension benefit cost consisted of $220 in prepaid expenses, $27,135 in other assets, $430 in accrued liabilities and $9,060 in accrued retirement benefits.

Pension deferred gains and losses that fall outside of a 10% corridor are amortized over 8.7 years or the remaining average service life of active participants, whichever is shorter.

Significant assumptions used in determining pension and other postretirement expense and the funded status of the plans were:

	2001	2000	1999
Weighted average discount rate	7.25%	7.75%	8.00%
Long-term rate of return on plan assets	9.75%	9.75%	9.75%
Increase in compensation	4.50%	4.75%	4.75%

Pension and other postretirement benefit expenses consisted of the following:

	Pensions			Other Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
Service cost	$ 7,436	$ 6,264	$ 6,218	$ 562	$ 481	$ 629
Interest cost	18,224	17,707	16,944	5,114	5,148	4,445
Expected return on plan assets	(29,130)	(27,601)	(24,441)	—	—	—
Amortization of transition assets	(442)	(1,636)	(1,643)	—	—	—
Recognized (gains) losses	(2,934)	(3,420)	(753)	253	144	45
Prior service cost (benefits)	1,096	1,113	1,048	(1,320)	(1,321)	(1,355)
Benefit (credit) cost	$ (5,750)	$ (7,573)	$ (2,627)	$ 4,609	$ 4,452	$ 3,764

The Company's accumulated postretirement benefit obligations, exclusive of pensions, take into account certain cost-sharing provisions. The annual rate of increase in the cost of covered benefits (i.e., healthcare cost trend rate) is assumed to be 10% in 2001, decreasing gradually to an ultimate amount of 5% in 2006. A one percentage point increase in the assumed healthcare cost trend rate would increase the accumulated postretirement benefit obligations by approximately $2,272 at December 31, 2001, and would have increased the 2001 aggregate of the service and interest cost components of postretirement benefit expense by approximately $166. A one percentage point decrease in the assumed healthcare cost trend rate would decrease the accumulated postretirement benefit obligations by approximately $2,192 at December 31, 2001, and would have decreased the 2001 aggregate of the service and interest cost components of postretirement benefit expense by approximately $160.

12. Leases

The Company has various noncancellable operating leases for buildings, office space and equipment. Capital leases were not significant. Rent expense was $9,942, $9,127 and $7,712 for 2001, 2000 and 1999, respectively. Minimum rental commitments under noncancellable leases in years 2002 through 2006 are $7,703, $6,549, $5,428, $4,393 and $3,860, and $5,827 thereafter.

13. Information on Business Segments

The Company's reportable segments are strategic business groups that offer different products and services. Each segment is managed separately because each business requires different technology and marketing strategies. Specifically, the Company operates three reportable business segments, as follows:

Associated Spring manufactures precision mechanical and nitrogen gas springs, manifold systems and other close-tolerance engineered metal components, principally for the electronics, telecommunications and transportation markets. Associated Spring's custom metal parts are sold in the U.S. and through its international subsidiaries. International manufacturing operations are located in Brazil, Sweden, Canada, Mexico, Singapore and China.

Barnes Aerospace supplies precision machined and fabricated components and assemblies for the aerospace and industrial gas turbine industries. Additionally, it refurbishes jet engine components for many of the world's commercial airlines and the military. Barnes Aerospace's operations are primarily in the U.S., with additional locations in Europe and Singapore. Its markets are located primarily in the U.S., Europe and Asia.

Barnes Distribution distributes fast-moving, consumable repair and replacement products for industrial, heavy equipment and transportation maintenance markets. Additionally, it distributes close-tolerance engineered metal components principally manufactured by Associated Spring. Barnes Distribution, formerly known as Bowman Distribution, was formed from the combination of the Curtis acquisition and Bowman Distribution. Barnes Distribution's operations and markets are located primarily in the U.S., with additional locations in Canada, Europe, Asia, Mexico and Brazil.

The Company evaluates the performance of its reportable segments based on the operating profit of the respective businesses, which includes net sales, cost of sales, selling and administrative expenses and certain components of other income and other expenses, as well as the allocation of corporate overhead expenses.

The equity income from the Company's investment in the NASCO joint venture is incorporated into the segment results of Associated Spring. Sales among the business segments and among the geographic areas in which the businesses operate are accounted for on the same basis as sales to unaffiliated customers. Additionally, revenues are attributed to countries based on location of manufacturing or distribution facilities.

During the fourth quarter of 2001, the Company recorded pre-tax charges of $4,842, primarily in the Associated Spring segment, related to actions aimed at reducing the Company's infrastructure in light of ongoing weak economic conditions. These charges also included costs to realign the management of the sales organization at Barnes Distribution. These charges included $1,248 for severance and related employee termination costs, $2,618 for asset write-downs and $976 for facility exit costs. The actions include closing an Associated Spring plant in Texas and transferring certain retained business to other Associated Spring plants in 2002.

These charges include $179 recorded in cost of sales and $4,663 in selling and administrative expenses, and relate to net workforce reductions of approximately 122 salaried and hourly employees, the elimination of approximately 128,500 square feet of facilities and the disposal of assets.

The following tables set forth information about the Company's operations by its three reportable business segments and by geographic area.

Operations by Reportable Business Segment

(Dollars in millions)

	Associated Spring	Barnes Aerospace	Barnes Distribution	Other	Total BGI
Revenues					
2001	$279.2	$200.4	$298.4	$ (9.2)	$768.8
2000	327.3	135.1	291.1	(13.5)	740.0
1999	282.6	121.3	230.4	(11.9)	622.4
Operating profit					
2001	$ 19.4	$ 16.4	$ 5.5	$ —	$ 41.3
2000	44.0	8.0	12.9	—	64.9
1999	33.5	5.3	9.9	—	48.7
Assets					
2001	$244.1	$141.4	$171.5	$ 79.5	$636.5
2000	273.6	130.1	178.6	54.6	636.9
1999	260.6	79.7	94.8	81.2	516.3
Depreciation and amortization					
2001	$ 16.8	$ 9.7	$ 9.9	$ 0.6	$ 37.0
2000	17.8	8.6	9.0	0.5	35.9
1999	16.5	7.8	6.0	0.3	30.6
Capital expenditures					
2001	$ 8.7	$ 7.5	$ 6.0	$ 0.2	$ 22.4
2000	14.2	4.2	5.5	2.7	26.6
1999	9.8	7.1	9.4	0.9	27.2

Notes:

In 2001, one customer accounted for 13% of the Company's total revenues. In 2000 and 1999, sales from any one customer did not exceed 10% of the Company's total revenues.

"Other" revenues represent intersegment sales, the majority of which are sales by Associated Spring to Barnes Distribution.

The operating profit of Associated Spring includes income from its equity investment in NASCO of $0.4 million, $1.6 million and $1.7 million in 2001, 2000 and 1999, respectively.

The assets of Associated Spring include the NASCO investment of $9.4 million, $10.0 million and $9.5 million in 2001, 2000 and 1999, respectively.

"Other" assets include corporate-controlled assets, the majority of which are cash and deferred tax assets.

A reconciliation of the total reportable segments' operating profit to income before income taxes follows:

	2001	2000	1999
Operating profit	$ 41.3	$ 64.9	$ 48.7
Interest income	0.9	1.5	1.0
Interest expense	(16.2)	(15.1)	(6.1)
Other expense	(2.5)	(2.7)	(0.9)
Income before income taxes	$ 23.5	$ 48.6	$ 42.7

Operations by Geographic Area

(Dollars in millions)

Revenues	Domestic	International	Intergeographical	Total BGI
2001	$625.7	$172.2	$(29.1)	$768.8
2000	580.6	186.3	(26.9)	740.0
1999	488.2	147.0	(12.8)	622.4

Long-lived assets	Domestic	International	Intergeographical	Total BGI
2001	$266.4	$107.8	$ —	$374.2
2000	262.4	118.2	—	380.6
1999	164.5	109.1	—	273.6

Notes:

International sales derived from any one country did not exceed 10% of the Company's total revenues.
Intergeographical sales are equally distributed between domestic and international.

Report of Independent Accountants


PRICEWATERHOUSECOOPERS

To the Board of Directors and Stockholders of Barnes Group Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Barnes Group Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Hartford, Connecticut
January 30, 2002

quarterly data (unaudited)

(Dollars in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2001					
Net sales	$ 199.3	$ 199.5	$ 186.5	$ 183.5	$ 768.8
Gross profit*	66.7	65.6	61.3	55.7	249.3
Operating income	13.8	13.4	11.6	1.5	40.3
Net income	7.3	6.9	5.7	(0.8)	19.1
Per common share:					
Net income:					
Basic	0.39	0.37	0.31	(0.04)	1.03
Diluted	0.39	0.36	0.30	(0.04)	1.01
Dividends	0.20	0.20	0.20	0.20	0.80
Market prices (high–low)	$21.00–18.00	$24.70–18.25	$24.80–19.48	$24.94–19.20	$24.94–18.00
2000					
Net sales	$ 173.0	$ 188.5	$ 190.6	$ 187.9	$ 740.0
Gross profit*	56.7	65.6	67.0	62.1	251.4
Operating income	15.8	16.1	17.0	14.0	62.9
Net income	9.4	9.1	9.3	7.9	35.7
Per common share:					
Net income:					
Basic	0.51	0.49	0.50	0.42	1.92
Diluted	0.50	0.49	0.49	0.41	1.90
Dividends	0.19	0.20	0.20	0.20	0.79
Market prices (high–low)	$16.50–12.00	$18.25–14.63	$20.25–16.44	$22.38–17.63	$22.38–12.00

* Sales less cost of sales.

Note: The fourth quarter of 2001 includes a pre-tax charge of $4.8 million primarily related to a plant closure and severance costs.

	2001	2000	1999	1998[3]	1997
Per common share [1] [2]					
Net Income					
Basic	$ **1.03**	$ 1.92	$ 1.47	$ 1.72	$ 2.00
Diluted	**1.01**	1.90	1.46	1.69	1.96
Dividends paid	**0.80**	0.79	0.75	0.69	0.65
Stockholders' equity (at year-end)	**10.77**	10.82	9.58	9.51	8.97
Stock price (at year-end)	**23.99**	19.88	16.31	29.25	22.75
For the year *(in thousands)*					
Net sales	**$768,821**	$740,032	$622,356	$651,183	$642,660
Operating income	**40,320**	62,949	46,107	55,279	65,031
As a percent of sales	**5.2%**	8.5%	7.4%	8.5%	10.1%
Income before income taxes	$ **23,459**	$ 48,590	$ 42,698	$ 54,663	$ 64,502
Income taxes	**4,338**	12,925	14,086	20,169	24,079
Net income	**19,121**	35,665	28,612	34,494	40,423
As a percent of average stockholders' equity	**9.5%**	19.1%	15.4%	18.4%	23.4%
Depreciation and amortization	$ **37,045**	$ 35,871	$ 30,602	$ 28,431	$ 28,123
Capital expenditures	**22,365**	26,575	27,222	34,571	33,398
Average common shares outstanding — basic	**18,506**	18,568	19,418	20,096	20,237
Year-end financial position *(in thousands)*					
Working capital	$ **72,931**	$114,502	$103,165	$106,884	$113,092
Current ratio	**1.4 to 1**	1.9 to 1	1.9 to 1	2.1 to 1	2.3 to 1
Property, plant and equipment	**$152,943**	$163,766	$145,105	$139,247	$133,830
Total assets	**636,505**	636,941	516,282	418,904	407,978
Long-term debt [4]	**225,941**	230,000	140,000	51,000	62,205
Stockholders' equity	**198,837**	201,333	180,614	188,674	180,859
Debt as a percent of total capitalization[5]	**53.8%**	54.1%	45.7%	24.1%	27.1%
Year-end statistics					
Employees	**5,150**	5,471	4,020	3,847	3,872

[1] All per share data, other than earnings per common share, are based on common shares outstanding at the end of each year. Earnings per common share are based on weighted average common shares outstanding during each year.

[2] All per share data have been adjusted for the three-for-one stock split effective April 1997.

[3] Includes a $12.9 million pretax, $7.7 million after-tax charge ($0.38 per share) against income related to the accelerated retirement package for the Company's former president.

[4] Long-term debt includes current and long-term portion.

[5] Debt includes all interest-bearing debt and total capitalization includes interest-bearing debt and stockholders' equity.

Board of Directors

John W. Alden
Former Vice Chairman,
United Parcel Service of America, Inc.,
Atlanta, Georgia

Thomas O. Barnes
Chairman of the Board,
Barnes Group Inc.,
Bristol, Connecticut

Gary G. Benanav
Chairman and Chief Executive Officer,
New York Life International, Inc.
Vice Chairman, New York Life Insurance Company,
New York, New York

William S. Bristow, Jr.
President, W.S. Bristow & Associates, Inc.,
New Castle, New Hampshire



Edmund M. Carpenter
President and Chief Executive Officer,
Barnes Group Inc.,
Bristol, Connecticut

George T. Carpenter
President, The S. Carpenter Construction Company and The Carpenter Realty Company, Bristol, Connecticut

Donald W. Griffin
Chairman, Olin Corporation,
Norwalk, Connecticut

Frank E. Grzelecki
Former Managing Director,
Saugatuck Associates Inc.,
Stamford, Connecticut
Former Vice Chairman
Handy & Harman,
Rye, New York

G. Jackson Ratcliffe
Chairman, Hubbell Incorporated,
Orange, Connecticut

Officers

Executive Office

Edmund M. Carpenter
President and Chief Executive Officer

John R. Arrington
Senior Vice President,
Human Resources

William C. Denninger
Senior Vice President,
Finance, and Chief Financial Officer

Signe S. Gates
Senior Vice President,
General Counsel and Secretary

Philip A. Goodrich
Senior Vice President,
Corporate Development

Francis C. Boyle, Jr.
Vice President, Controller

Joseph D. DeForte
Vice President, Tax

Lawrence W. O'Brien
Vice President, Treasurer

Operations

Leonard M. Carlucci
Vice President,
Barnes Group Inc.,
and President,
Associated Spring

A. Keith Drewett
Vice President,
Barnes Group Inc.,
and President,
Barnes Distribution

Thomas P. Fodell
Vice President,
Barnes Group Inc.,
and Vice President,
Sales and Marketing,
Associated Spring

Gregory F. Milzcik
Vice President,
Barnes Group Inc.,
and President,
Barnes Aerospace

Idelle K. Wolf
Vice President,
Barnes Group Inc.,
and Chief Operating Officer, Barnes Distribution

Corporate Information

Transfer Agent and Registrar

Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
Phone: 1-800-801-9519
(Continental U.S. only)
or 1-201-329-8660
www.mellon-investor.com
For the hearing-impaired:
1-800-231-5469



Use the above address and phone numbers for information on the following services:
Stockholder Inquiries
Address Changes
Consolidations
Lost Certificates
Replacements

Certificate Transfers:
All certificates should be sent certified or registered mail.

Dividend Investment/ Stockholder Investment Plans:
Dividends on Barnes Group common stock may be automatically invested in additional shares.

Hand Deliveries:
Mellon Investor Services, LLC
120 Broadway, 13th Floor
New York, NY 10271

Stock Exchange

New York Stock Exchange
Stock Trading Symbol: B

Included in the S&P SmallCap 600 Index and Russell 2000 Index

Independent Accountants

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford, CT 06103

Investor Information

Barnes Group welcomes inquiries from stockholders, analysts and prospective investors. 10-Ks and other information pertaining to the Company are available on request. Those wishing to receive this information can obtain it over the Internet or by requesting it from the Company. Phone and fax numbers and the Internet address are listed below.

Contact:
Phillip J. Penn
(for Investor Relations) or
Monique B. Marchetti
(for Stockholder Relations)

Barnes Group Inc.
123 Main St., P.O. Box 489
Bristol, CT 06011-0489 USA
Phone:
1-860-583-7070
Fax:
1-860-589-3507

Communication

For press releases and other information about the Company, go to our Internet address, www.barnesgroupinc.com or call our Fax-On-Demand Service at 1-800-311-4606.

Annual Meeting

Barnes Group Inc.'s annual meeting of stockholders will be held at 11:00 a.m., Wednesday, April 10, 2002, at The Country Club of Farmington, Farmington, Connecticut.



www.barnesgroupinc.com

Barnes Group conveys its sincerest condolences to those whose lives were personally touched by the terrible acts carried out on September 11, 2001.

Thankfully, no Barnes Group employees were physically harmed. In the days and weeks that followed September 11th, as we struggled to comprehend what we had witnessed, the Barnes Group community tried to assist in many ways: by giving blood, donating food and supplies, conducting vigils and moments of silence for those lost, and much more.

In addition, we attempted to honor the memory of the more than 300 rescue workers who lost their lives on that day. Employees from all over the world, along with a matching grant from the Barnes Group Foundation, made possible a donation of more than $83,000 to the NYCPPI – Twin Towers Fund, which will assist the families of those rescue workers lost at the World Trade Center. We will never forget their sacrifice in the name of Freedom.


BARNES
GROUP INC

BARNES GROUP INC.

EXECUTIVE OFFICE

123 MAIN STREET

BRISTOL, CONNECTICUT 06010

www.barnesgroupinc.com

